UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-38712

Pintec Technology Holdings Limited

4/F, Vanke Times Center,

Chaoyang Road, Chaoyang District, Beijing

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒          Form 40-F ☐

Amendment and Restatement of Share Incentive Plan

On April 11, 2025, the board of directors of the Registrant approved the amendment and restatement of its previously adopted 2018 Share Incentive Plan, to amend the maximum aggregate number of shares of the Company may be issued under such plan, effective immediately (the “Amended and Restated 2018 Plan”). Under the Amended and Restated 2018 Plan, the maximum aggregate number of shares of the Company may be issued pursuant to all awards shall initially be 47,017,541, plus an annual increase on January 1 of each year commencing on January 1, 2026 and ending on the end of the term of our Amended and Restated 2018 Plan, by an amount equal to 2.0% of the total number of shares issued and outstanding on December 31 of the preceding year. No other substantive amendment to the previous 2018 Share Incentive Plan was made.

The foregoing description of the Amended and Restated 2018 Plan is qualified in its entirety by reference to the full text of the Amended and Restated 2018 Plan, which is attached as Exhibit 99.1 to this Form 6-K and are incorporated herein by reference.

Incorporation by Reference

This report on Form 6-K is hereby incorporated by reference into the registration statements on Form S-8 (No. 333-229745), to the extent not superseded by documents or reports subsequently filed.

Exhibits

Exhibit No.	Description
99.1	Amended and Restated 2018 Plan of Pintec Technology Holdings Limited

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pintec Technology Holdings Limited

By:	/s/ Xin Yang
	Name:	Xin Yang
	Title:	Chief Financial Officer

Date: April 14 , 2025